[redacted]

12010263

UNITED STATES
[redacted]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2012
11 REGISTRATIONS BRANCH

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SEC FILE NUMBER
8-66745

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
UPRR Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Avenue, Suite 1300
(No. and Street)

New York (City) New York (State) 10123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phillip Fitzsimmons 212-971-3333 x 41
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, Phillip Fitzsimmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UPRR Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROSEMARIE A. KLEIN
ID # 2209573
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/5/2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietorss Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Statement of Financial Condition
December 31, 2011

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Contents

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report

The Members of UPRR Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of UPRR Securities, LLC ("Company") (a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC) as of December 31, 2011, that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UPRR Securities, LLC (a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC) as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 13, 2012

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Statement of Financial Condition

December 31, 2011

Assets	
Cash segregated under Federal and other regulations	$4,400,000
Cash and cash equivalents	957,215
Other assets	37,274
	$5,394,489
Liabilities and Member's Equity	
Liabilities:	
Outstanding checks due to customers	$3,991,721
Due to Parent	567,852
Accrued expenses and other liabilities	123,019
Total Liabilities	4,682,592
Commitments (Note 3)	
Member's Equity	711,897
	$5,394,489

See accompanying notes to statement of financial condition.

UPRR Securities, LLC
(a wholly-owned subsidiary of Unclaimed Property Recovery and Reporting, LLC)

Notes to Statement of Financial Condition

1. Business

UPRR Securities, LLC ("Company") is engaged in assisting transfer agents or issuers, who are contracted with either Unclaimed Property Recovery and Reporting, LLC ("Parent") or the Company, in locating inactive, untendered or lost security holders and encouraging the security holders to exchange or tender their shares. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in United States ("U.S.") dollars in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the original ordinary course of business, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and those differences could be material.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statement, as individual members are responsible for their proportionate share of the Company's taxable income.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission's ("SEC's") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2011, the Company had regulatory net capital of $703,554 and a regulatory net capital requirement of $250,000. The regulatory net capital ratio was .98 to 1 at December 31, 2011.

4. Funds Segregated Under Federal and Other Regulations

Cash of $4,400,000 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

5. Related Party Transactions

Under a written Support Service Agreement ("Agreement"), the Parent provides certain administrative, operating and other services whose costs are allocated to the Company. Under the Agreement, expenses paid by the Parent on behalf of the Company amounted to $4,050,970, of which $567,852 is due to Parent and is included in the statement of financial condition as of December 31, 2011.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through February 13, 2012, the date the financial statement was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statement other than those listed below.

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1)

The Members of UPRR Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of UPRR Securities, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants

New York, New York

February 13, 2012